NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR THIRD QUARTER OF FISCAL 2010

Revenue Increased 15% and Net Income 193%
Over the Same Quarter of the Prior Year

Lagrangeville, New York***February 11, 2010***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its third fiscal quarter of 2010 ended December 31, 2009.

For the three months ended December 31, 2009, revenues increased 14.8% to $37,592,668, compared with revenues of $32,760,473 in the same period of the prior year.  Operating income for the three months ended December 31, 2009 increased 166.8% to $1,489,455, compared with $558,221 in the same period of the prior year.  Net income increased 193.2% to $729,530, or $0.07 per basic and diluted share, compared with $248,810, or $0.02 per basic and diluted share, in the same period of the prior year.

For the nine months ended December 31, 2009, revenues increased 11.9% to $110,135,424, compared with revenues of $98,415,570 in the same period of the prior year.  Operating income for the nine months ended December 31, 2009 increased 8.0% to $3,027,075, compared with $2,801,896 in the same period of the prior year.  Net income increased 3.2% to $1,450,447, or $0.13 per basic and diluted share, compared with $1,405,209, or $0.13 and $0.12 per basic and diluted share, respectively, in the same period of the prior year.

The increase in revenues, operating income and net income for the three and nine months ended December 31, 2009 was attributable primarily to the following events:

•
The commencement of security services during the first quarter of fiscal 2010 under a new contract to provide such services to a major transportation company at approximately 120 locations in twenty-one states throughout the eastern and western regions of the United States; and

•	Expansion of security services provided to new and existing customers principally in the financial services, grocery and technology industries.

Commenting on the results from the third fiscal quarter of 2010, Edward S. Fleury, Chief Executive Officer of Command Security, stated, “We are pleased with achieving top and bottom-line growth and particularly proud of our accomplishments in light of a challenging economic environment.  Previously implemented cost reduction initiatives are favorably impacting our results via reduced operating and/or general and administrative expenses.  Additionally, we have continued utilizing customer capacity reductions as an opportunity to reduce overtime and employee turnover and improve margins.  These results highlight the strength of our service delivery and resilience of our business, as well as effective execution, with a focus on profitable growth and expense control.  We believe these initiatives and our continuing focus on sales further improves our competitive position now and in the future.  As we approach the beginning of fiscal 2011, Command Security is well positioned to continue to execute and deliver growth with a continued focus on building value for our shareholders.”

Barry I Regenstein, President of Command Security, stated, “We are particularly pleased with the significant improvement in financial performance during the current quarter versus 2008.  The actions we have put in place to address the challenges of the extremely difficult economic environment are working.  We owe this improvement to the terrific Command Security team that has remained focused on our customers through an extremely difficult time, we couldn’t be more proud of our over 5,000 fellow employees.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended December 31, (Unaudited)		Nine Months Ended December 31, (Unaudited)
	2009	2008	2009	2008

Revenues	$37,592,668	$32,760,473	$110,135,424	$98,415,570

Operating income	1,489,455	558,221	3,027,075	2,801,896

Other expense	110,225	104,411	349,928	336,687

Provision for income taxes	649,700	205,000	1,226,700	1,060,000

Net income	$729,530	$248,810	$1,450,447	$1,405,209

Net income per common share
Basic	$0.07	$0.02	$0.13	$0.13
Diluted	$0.07	$0.02	$0.13	$0.12

Weighted average number of common shares outstanding
Basic	10,872,098	10,775,916	10,840,467	10,763,449
Diluted	11,119,264	11,349,993	11,219,977	11,390,625

Balance Sheet Highlights	December 31, 2009	March 31, 2009
	(Unaudited)	(Audited)

Cash	$176,870	$177,011
Accounts receivable	24,643,678	21,603,826
Total current assets	30,561,648	25,898,164
Total assets	38,772,058	34,265,035
Total current liabilities	21,394,406	18,792,120
Short-term debt	13,854,382	11,006,134
Total liabilities	22,283,756	19,543,467
Stockholders’ equity	16,488,302	14,721,568
Total liabilities and stockholders’ equity	$38,772,058	$34,265,035